Exhibit 99.4

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 28, 2018 relating to the consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Inc. and subsidiaries for the year ended December 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 1, 2018